FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	July	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

This Form 6-K consists of a press release announcing Acetex’s results for the six months ended June 30, 2003.

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003

Vancouver, B.C., Canada – July 15, 2003 - Acetex Corporation announced today results for the three months ended June 30, 2003, determined under Canadian generally accepted accounting principles.  These results include a net loss of U.S. $2.7 million and EBITDA (defined as operating income plus amortization) of U.S. $8.9 million.  Net sales of U.S. $67.2 million were generated during the period from the sale of acetic acid and derivative products.

For the six months ended June 30, 2003, the net loss was U.S. $0.7 million and EBITDA was U.S. $21.6 million.  Sales for the same period were U.S. $140.3 million.

“As anticipated, prices for our main products, acetic acid and VAM, improved during the second quarter.  However, labour actions at French transportation companies, our customers’ plants, and to a lesser degree at our own plant, resulted in lower sales volumes,” said Brooke N. Wade Chairman and CEO of Acetex.  “We continue to work toward the closing of the AT Plastics transaction which was announced on June 20, 2003.  The closing is subject to a favourable vote of the shareholders of AT Plastics at a special meeting that will take place on August 1, 2003.  This transaction marks an important step forward in our vision of creating a world-class chemical company through the careful acquisition of high-quality chemical businesses around the world.”

Acetex is a Canadian-based global chemical company which is the second largest producer of acetic acid and third largest producer of vinyl acetate monomer in Europe.  Acetex’s common shares are listed for trading under the symbol “ATX” on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

A conference call is scheduled for Wednesday, July 16, 2003, at 11:30 a.m. Eastern Daylight Time to discuss these results.  To participate, please call (416) 641-6671 ten minutes before the start of the call.  If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21155038.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

ACETEX CORPORATION

Financial and Operating Highlights

Selected Financial Information

(thousands of U.S. dollars except per share)

(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Sales	$ 67,208	$ 50,942	$ 140,299	$ 99,198

Net earnings (loss) for the period	(2,683)	(7,031)	(704)	(12,639)

Net earnings (loss) per share	$ (0.11)	$ (0.27)	$ (0.03)	$ (0.48)

Cash generated from (applied to) operations [1]	2,948	(2,442)	10,460	(3,976)

Cash generated from (applied to) operations per share[1]	$ 0.12	$ (0.09)	$ 0.41	$ (0.15)

Cash position at end of period	71,438	49,163	71,438	49,163

EBITDA [2]	8,890	5,944	21,590	9,040

Long-term debt at end of period	190,000	190,000	190,000	190,000
1 Before changes in non-cash working capital

2 Operating income plus amortization, both as stated on the consolidated statements of operations.  EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles.  EBITDA may not be calculated in a comparable manner to other companies.  The Company has calculated EBITDA consistently for all periods presented.

3 Calculated as cash flow from operations less increases in non-cash operating working capital.  This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles.  Cash flow may not be calculated in a comparable manner to other companies.  The Company has calculated cash flow consistently for all periods presented.

Production Volume Information
(tonnes)
Acetic Acid	96,494	104,125	201,585	193,433

VAM – Pardies	34,410	38,007	69,876	73,972

Acetic Acid Derivatives	18,065	17,643	36,228	34,405

ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS

 (thousands of U.S. dollars)

(unaudited)

ASSETS	June 30,	December 31,
	2003	2002

Current assets:
Cash and cash equivalents	$71,438	$61,890
Accounts receivable	53,924	43,699
Inventories	30,721	28,481
Prepaid expenses and other	7,004	3,638
	163,087	137,708

Property, plant and equipment	111,065	110,191

Other assets	16,320	15,976
	$290,472	$263,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$71,275	$60,006

Pension obligation	5,234	4,725
Long-term debt	190,000	190,000
	266,509	254,731

Shareholders' equity
Share capital	63,640	64,039
Deficit	(12,426)	(11,563)
Cumulative translation adjustment	(27,251)	(43,332)
	23,963	9,144
	$290,472	$263,875
See accompanying notes to interim consolidated financial statements.

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(thousands of U.S. dollars except per share data)

(unaudited)

	Three	Three	Six	Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Sales	$67,208	$50,942	$140,299	$99,198

Cost of goods sold	54,737	41,180	112,507	83,994
Amortization	5,139	4,156	10,322	7,804
	59,876	45,336	122,829	91,798

Gross profit	7,332	5,606	17,470	7,400
Other operating expenses:
Selling, general and administrative	3,093	3,634	5,188	5,589
Research and development	488	184	1,014	575
	3,581	3,818	6,202	6,164

Operating earnings	3,751	1,788	11,268	1,236
Equity income (loss)	(94)	(94)	(79)	(190)
Interest expense	(5,297)	(4,986)	(10,466)	(9,993)
Foreign exchange gain (loss)	(1,043)	(3,739)	(1,427)	(3,692)

Loss before income taxes	(2,683)	(7,031)	(704)	(12,639)
Income taxes	-	-	-	-
Loss for the period	(2,683)	(7,031)	(704)	(12,639)
Retained earnings (deficit), beginning of period	(9,729)	(3,931)	(11,563)	1,677
Excess of repurchase price over assigned value of common shares	(14)	(168)	(159)	(168)
Deficit, end of period	$(12,426)	$(11,130)	$(12,426)	$(11,130)

Loss per common share
Basic	$(0.11)	$(0.27)	$(0.03)	$(0.48)
Diluted	$(0.11)	$(0.27)	$(0.03)	$(0.48)
Cash flow from operations (before non- cash working capital items) per common share
Basic	$0.12	$(0.09)	$0.41	$(0.15)
Diluted	$0.11	$(0.09)	$0.40	$(0.15)
Weighted average number of common shares outstanding
Basic	25,492,734	26,460,576	25,528,875	26,445,106
Diluted	25,901,711	26,837,190	25,897,273	26,801,276

*Number of shares outstanding at June 30, 2003: 25,496,864
See accompanying notes to interim financial statements.

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOW

 (thousands of U.S. dollars)

(unaudited)

	Three	Three	Six	Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

Cash provided by (used for):
Operations:
Loss for the period	$(2,683)	$(7,031)	$(704)	$(12,639)
Charges and credits to income not involving cash:
Amortization	5,139	4,156	10,322	7,804
Pension expense	110	98	203	191
Amortization of deferred financing costs	288	241	560	478
Distributions received from equity investee in excess of income	94	94	79	190
Changes in noncash operating working capital	5,572	2,558	(2,724)	685
	8,520	116	7,736	(3,291)
Investments:
Purchase of property, plant and equipment	(541)	(1,990)	(1,204)	(2,791)
Other	(56)	18	(73)	(227)
	(597)	(1,972)	(1,277)	(3,018)
Financing:
Increase in share capital	5	76	40	172
Shares repurchased	(33)	(426)	(597)	(426)
Decrease in pension obligation	(123)	(17)	(122)	(33)
	(151)	(367)	(679)	(287)

Foreign exchange gain on cash and cash equivalents held in foreign currencies	2,312	4,811	3,768	4,154
Increase (decrease) in cash and cash equivalents	10,084	2,588	9,548	(2,442)
Cash and cash equivalents, beginning of period	61,354	46,575	61,890	51,605
Cash and cash equivalents, end of period	$71,438	$49,163	$71,438	$49,163
See accompanying notes to interim consolidated financial statements.

ACETEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular dollar amounts expressed in thousands of U. S. dollars, except per share amounts)

(unaudited)

Three and Six months ended June 30, 2003 and 2002

1.

Operations:

Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994.  Its principal business is the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe.

2.

Significant accounting policies:

(a)

Basis of presentation:

The interim consolidated financial statements of Acetex Corporation (the “Company”) have been prepared in accordance with generally accepted accounting principles in Canada but do not include all disclosures that are required for the Company’s annual consolidated financial statements.  They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned.  The Company’s 45% interest in Erfei A.I.E. (“Erfei”), a company subject to significant influence, is accounted for by the equity method.  Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized.  All material intercompany balances and transactions have been eliminated.

The consolidated financial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company’s 2002 Annual Report.

(b)

Stock-based compensation:

The Company has a stock-based compensation plan.  The Company applies the fair value method of accounting for certain stock-based transactions, which includes stock options granted by the Company to non-employees and direct awards to employees.  Other stock options granted to employees are accounted for by the settlement method whereby consideration paid to the Company on the exercise of stock options is recorded in share capital at the time of exercise.

During the six months ended June 30, 2003 and 2002, the Company did not grant any stock options.  Accordingly, pro forma net earnings (loss) and net earnings (loss) per share would not be different from the disclosed net earnings (loss) and net earnings (loss) per share.

(c)

Net earnings (loss) per common share:

Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss).  Diluted net earnings (loss) per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.

Share capital:

(a)

Authorized:  Unlimited number of common shares.

(b)

Issued:

	Number of common shares	Assigned value

Issued, December 31, 2001	26,409,964	$ 65,578
Issued for cash on exercise of options	113,500	209
Repurchased	(879,500)	(1,988)
Settlement of share purchase loan	-	240

Issued, December 31, 2002	25,643,964	64,039
Issued for cash on exercise of options	29,000	40
Repurchased	(176,100)	(439)

Issued, June 30, 2003	25,496,864	$ 63,640

(c)

Stock options:

The Company’s stock option plan provides for grants to directors, officers and key employees.  Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant.  Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant.  Stock options expire 10 years from the date of grant.  Exercise prices presented in the table below are expressed in Canadian dollars.

	Number of options	Weighted average exercise price

Outstanding, December 31, 2001	3,369,188	$ 6.59
Granted	40,000	3.00
Exercised	(113,500)	(2.88)
Forfeited	(402,500)	(12.22)

Outstanding, December 31, 2002	2,893,188	6.14
Exercised	(29,000)	(2.60)

Outstanding, June 30, 2003	2,864,188	$ 6.18

3.

Share capital (continued):

(c)

Stock options (continued):

The following table summarizes information about stock options exercisable and outstanding at June 30, 2003:

Options outstanding			Options exercisable
Range of exercise Prices	Number	Weighted average exercise price	Exercisable number	Weighted average exercise price

$2.60 - $3.00	643,100	$ 2.62	603,100	$ 2.60
$5.50 - $8.00	2,221,088	7.20	1,884,838	7.12

	2,864,188	$ 6.18	2,487,938	$ 6.02

4.

AT Plastics Inc.

Pursuant to the terms of the Combination Agreement dated June 20, 2003 (the “Agreement”) between the Company, 2028569 Ontario Limited (“Subco”), a wholly-owned subsidiary of the Company, and AT Plastics Inc., the Company agreed to acquire all of the issued and outstanding equity securities of AT Plastics (the “Acquisition”).  The Acquisition is to be consummated through the amalgamation of Subco and AT Plastics and the concurrent issuance of equity securities by the Company to the equity holders of AT Plastics at that time.  The Agreement provides that upon the amalgamation becoming effective, the Company will issue:

(i)

that number of common shares determined by multiplying the number of outstanding AT Plastics common shares by one-sixth (that is one common share for every six AT Plastics common shares tendered) (the “Exchange Ratio”);

 (ii)

that number of common shares determined by multiplying the number of AT Plastics common shares that are subject to issued restricted stock units by the Exchange Ratio;

(iii)

706,760 warrants to purchase common shares having an exercise price per share equal to the closing price of the Company’s common shares on the Toronto Stock Exchange on the date of consummation of the amalgamation (the “Effective Date”) and 141,352 warrants having an exercise price per share of CDN$4.32 each, all expiring June 2, 2008, in exchange for all outstanding warrants of AT Plastics; and

(iv)

vested options to purchase common shares of the Company determined by multiplying the number of AT Plastics options at the Effective Date by the Exchange Ratio having an exercise price per Company share equal to the exercise price per share of the particular AT Plastics option at the Effective Date divided by the Exchange Ratio.

Based on the number of AT Plastics common shares, restricted stock units and obligations to issue shares by AT Plastics to its directors outstanding at June 30, 2003, the Company will be required to issue approximately 8.3 million common shares to consummate the Acquisition.

For accounting purposes, the acquisition of AT Plastics by the Company will be accounted for as a purchase business combination with the Company identified as the acquirer.  Completion of the acquisition is subject to approval of the shareholders of AT Plastics at a meeting scheduled to occur on August 1, 2003 and satisfaction of requirements of the Combination Agreement by all parties.  The Company intends to complete a bond offering in anticipation of the closing of the Acquisition partially to fund certain repayments of indebtedness of AT Plastics.

5.    Reconciliation of Net Earnings (loss) for Canadian GAAP to U.S. GAAP:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Net earnings (loss) for Canadian GAAP	$ (2,683)	$ (7,031)	$ (704)	$ (12,639)
Stock compensation expense	(24)	(76)	(24)	(152)
Net earnings (loss) for U.S. GAAP	$ (2,707)	$ (7,107)	$ (728)	$ (12,791)

U.S. GAAP Earnings per Share
Basic net earnings (loss) per common share	$ (0.11)	$ (0.27)	$ (0.03)	$ (0.48)
Diluted net earnings (loss) per common share	$ (0.11)	$ (0.27)	$ (0.03)	$ (0.48)

Note: other than stock compensation expense of $24, EBITDA amounts are equivalent under both U.S. and Canadian GAAP.

Acetex Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(all references in U.S. funds)

Acetex Corporation (the “Company”) derives its revenues primarily from merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer (“VAM”), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol.  The Company’s results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.

Results of Operations

Sales

For the three months ended June 30, 2003, compared to the three months ended June 30, 2002, sales increased by 32% to $67.2 million from $50.9 million.  This increase resulted from an increase in average product selling prices of 46% from 2002 to 2003, which was offset by a decrease in sales volumes of 12%.  The decrease in sales volumes resulted primarily from labour actions in France as well as destocking by customers in June, 2003, in anticipation of price decreases in the third quarter of 2003.  Industry newsletters indicate that pricing for the second quarter of 2003 measured in Euros compared to the first quarter of 2003 increased by 5% for VAM and by 3.9% for acetic acid.  Contract prices for acetic acid and VAM in Europe have not yet been determined for the third quarter of 2003.

For the six months ended June 30, 2003, compared to the six months ended June 30, 2002, net sales increased by 41% to $140.3 million from $99.2 million.  This increase resulted from an increase in average product selling prices of 39% from 2002 to 2003 which was offset by a decrease in sales volumes of 2%.  Industry newsletters indicate that pricing for the first half of 2003 measured in Euros compared to the first half of 2002 increased by 20% for acetic acid and by 32% for VAM.

Gross Profit

Gross profit for the three months ended June 30, 2003, compared to the three months ended June 30, 2002, increased by 30% or $1.7 million to $7.3 million from $5.6 million.  The increase in gross profit was primarily due to the higher selling prices which were only partly offset by feedstock and other production costs which were 51% higher than the comparable quarter in 2002.  The European contract price for methanol was Euros 145 in the second quarter of 2002.  The European contract price for methanol increased from Euros 228 in the first quarter of 2003 to Euros 260 in the second quarter of 2003.  The European contract price for methanol will decrease by 13% in the third quarter to Euros 225/tonne.  The cost of natural gas is expected to remain steady as the pricing reflects recent stability in world oil prices.

Gross profit for the six months ended June 30, 2003, increased by 136% or $10.1 million to $17.5 million from $7.4 million in the comparable period of 2002.  The increase in gross profit was primarily due to increases in the Company’s selling prices for its products.  The European contract price for methanol increased by 81% from the first half of 2002 to the first half of 2003.

Operating Earnings

Operating earnings for the three months ended June 30, 2003, increased by $2.0 million to $3.8 million from $1.8 million.  Operating income for the six months ended June 30, 2003, increased by $10.1 million to $11.3 million from $1.2 million in the comparable period in 2002.  The increase in operating income was primarily due to the improvement in gross profit.

Net Earnings

Net earnings for the quarter increased by $4.3 million to a loss of $2.7 million from a loss of $7.0 million for the comparable quarter in 2002.  Net earnings for the first six months of 2003 increased by $11.9 million to a loss of $0.7 million from a loss of $12.6 million for the comparable period in 2002.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended June 30, 2003, was $2.9 million compared to $(2.4 million) for the three months ended June 30, 2002. Cash provided by operations (prior to changes in noncash working capital) for the six months ended June 30, 2003, was $10.5 million compared to $(4.0 million) for the six months ended June 30, 2002.

During the quarter, the Company repurchased for cancellation 8,000 common shares, or 0.03% of the shares outstanding at the beginning of the quarter, at an average price of C $6.05 per share.

As the functional currency of the Company’s operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date.  As the value of the Euro (and previously the French Franc) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the Cumulative translation adjustment and not in the Company’s earnings.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings.

Capital Expenditures

Capital expenditures were at a maintenance level during the three months ended June 30, 2003, and totaled $0.5 million.  Capital expenditures for the year are expected to be $7.0 million consisting of $3.0 million of maintenance level capital expenditures, environmental upgrades of $1.0 million, information technology upgrades of $1.0 million, and capacity expansion investments of $2.0 million.  Capital expenditures for the six months ended June 30, 2003 were $1.2 million.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France.  The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

NOTES

1.

The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2.

Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors.  The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several.  All of the Company’s operations are conducted by nonguarantor subsidiaries.  There are no restrictions on dividend payments amongst the Company and its subsidiaries.

Acetex Corporation
Consolidating Balance Sheet
(Unaudited)

June 30, 2003

		Guarantors				
	Acetex Corporation	Acetex LLC	Acetex BV	Combined non-guarantors	Eliminations	Consolidated
Cash and cash equivalents	9,517	-	-	61,921	-	71,438
Accounts receivable	5,222	80,358	-	53,924	(85,580)	53,924
Inventories	-	-	-	30,721	-	30,721
Prepaid expenses and other	836	-	-	6,168	-	7,004
	15,575	80,358	-	152,734	(85,580)	163,087
Property, plant and equipment	333	-	-	110,732	-	111,065
Investment in and advances to subsidiaries and affiliates	228,787	226,638	(65,670)	9,897	(399,652)	-
Other assets	5,531	-	-	10,789	-	16,320
	250,226	306,996	(65,670)	284,152	(485,232)	290,472
Accounts payable and accrued liabilities	9,012	-	-	149,116	(86,853)	71,275
Pension obligation	-	-	-	5,234	-	5,234
Long-term debt	190,000	-	-	230,000	(230,000)	190,000
	199,012	-	-	384,350	(316,853)	266,509
Shareholders' equity	51,214	306,996	(65,670)	(100,198)	(168,379)	23,963
	250,226	306,996	(65,670)	284,152	(485,232)	290,472

Acetex Corporation
Consolidating Statement of Operations and Retained Earnings (Deficit)
(Unaudited)

Six months ended June 30, 2003

		Guarantors				
	Acetex Corporation	Acetex LLC	Acetex BV	Combined non-guarantors	Eliminations	Consolidated
Sales	-	-	-	155,514	-	155,514
Cost of goods sold	-	-	-	127,722	-	127,722
Depreciation and amortization	-	-	-	10,322	-	10,322
	-	-	-	17,470	-	17,470
Other operating expenses	1,115	-	-	5,110	-	6,225
Operating income (loss)	(1,115)	-	-	12,360	-	11,245
Interest expense, net	(9,162)	15,566	-	(16,870)	-	(10,466)
Other income (expense)	9,549	-	(4,833)	37	(6,260)	(1,507)
Income (loss) before income taxes	(728)	15,566	(4,833)	(4,473)	(6,260)	(728)
Income taxes	-	-	-	-	-	-
Net income (loss)	(728)	15,566	(4,833)	(4,473)	(6,260)	(728)
Retained earnings (deficit), beginning of period	(12,146)	75,124	(70,885)	(72,401)	68,162	(12,146)
Excess repurchase price of common shares	(159)	-	-	-	-	(159)
Dividends paid	-	(10,331)	-	-	10,331	-
Retained earnings (deficit), end of period	(13,033)	80,359	(75,718)	(76,874)	72,233	(13,033)

Acetex Corporation
Consolidating Statement of Cash Flows
(Unaudited)

Six months ended June 30, 2003

		Guarantors				
	Acetex Corporation	**Acetex LLC**	**Acetex BV**	**Combined non-guarantors**	**Eliminations**	**Consolidated**
Cash provided by (used in):						
Operating activities:						
Net income (loss)	(728)	15,566	(4,833)	(4,473)	(6,260)	(728)
Depreciation and amortization	-	-	-	10,322	-	10,322
Pension expense	-	-	-	203	-	203
Amortization of deferred financing costs	-	-	-	560	-	560
Distribution from equity investment in excess of income	(240)	-	4,833	(446)	(4,068)	79
Other	24	-	-	-	-	24
Changes in non-cash working capital, net	(1,974)	(5,235)	-	1,723	2,762	(2,724)
	(2,918)	10,331	-	7,889	(7,566)	7,736
Investing activities:						
Purchase of property, plant and equipment	-	-	-	(1,204)	-	(1,204)
Other	-	-	-	(73)	-	(73)
	-	-	-	(1,277)	-	(1,277)
Financing activities:						
Proceeds from issuance of shares	40	-	-	-	-	40
Dividend paid	-	(10,331)	-	-	10,331	-
Shares repurchased	(597)	-	-	-	-	(597)
Decrease in pension obligation	-	-	-	(122)	-	(122)
	(557)	(10,331)	-	(122)	10,331	(679)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	-	-	-	6,533	(2,765)	3,768
Increase (decrease) in cash during the period	(3,475)	-	-	13,023	-	9,548
Cash and cash equivalents, beginning of period	12,992	-	-	48,898	-	61,890
Cash and cash equivalents, end of period	9,517	-	-	61,921	-	71,438

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation (Registrant) By: /s/ “Donald K. Miller”
Date: July 16, 2003	Name: Donald K. Miller Title: Chief Financial Officer